July 15, 2009

Attn: Mr. Robert S. Littlepage Jr
Accounting Branch Chief, Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Littlepage,

We are writing in response to the matters raised in a telephone conference call between Corus’s management and SEC Staff that took place on Monday June 1, 2009.

Broadcast licenses

During the call of June 1, Staff requested that Corus re-perform its annual broadcast license impairment tests for the fiscal years 2006, 2007 and 2008 using an income-based approach such as the Greenfield methodology.

Corus has completed this exercise for those fiscal years.  In addition, we re-performed the test for fiscal 2005 and performed an interim test for our third quarter of fiscal 2009 in conjunction with Step II of an interim goodwill impairment test.  The results are as follows:

•
For licenses in our Television division, there were no impairments in any periods using either our historic methodology or a Greenfield approach. For testing purposes, individual licenses are managed as separate brands and so are considered separate units of accounting.

•
In applying a Greenfield methodology to licenses in the Radio division, we have determined the unit of accounting to be all of the stations in a local market.  The following table compares impairments recorded under our historic methodology to impairments determined under a Greenfield methodology:

	Annual 2005	Annual 2006	Annual 2007	Annual 2008	Interim 2009	Total
Original impairment recorded	4,108	-	-	750	5,403	10,261
Impairment using Greenfield	3,901	738	746	2,861	8,112	16,358
Gross impairment difference	(207)	738	746	2,111	2,709	6,097
Approximate net income difference	(135)	480	485	1,393

In management’s opinion, the net income differences that occurred between 2005 and 2008 are not material, either individually or cumulatively, to any prior reporting period.  Therefore, management has recorded the incremental difference of using the Greenfield approach as a component of the interim broadcast license impairment charge in the third quarter of fiscal 2009.  In addition, in management’s opinion, the impact of correcting this difference in the third quarter of fiscal 2009 is not material to the quarter and year to date fiscal 2009 third quarter.

While we believe that our historical revenue-based valuation approach is a legitimate and appropriate technique for the valuation of intangible assets such as broadcast licenses, we understand that the Greenfield income approach has, in recent years, become the methodology generally used within the broadcast industry to value licenses.  As a result, we agree to use the Greenfield approach in the future when valuing broadcast licenses. In addition, as you requested in earlier correspondence, we will expand our disclosure in future filings to describe this methodology.

Operating segments

The Company believes strongly that it conducts its business activities through only three operating segments - the Radio, Television and Content segments in accordance with SFAS 131.  The Company has re-analyzed the guidance of SFAS 131 and again concludes that none of the businesses or regions comprising any of these operating segments is a separate operating segment.  The rationale for these three operating segments is as follows:

•
Based on the application of the “management approach” as per paragraph 4 of SFAS 131, it is evident that the structure of the Company’s internal organization for making operating decisions and assessing performance clearly supports the conclusion that the Company has only three operating segments;

•
The objective and basic principles of SFAS 131 as per paragraph 3 of SFAS 131 (i.e. to provide users of an enterprise’s financial statements with information to understand its performance and future cash flows and make informed judgments about the enterprise as a whole) is best served by presenting investors with information regarding the operations and financial results of these three operating segments;

•	Only these three segments meet the definition of “operating segment” as per paragraph 10 of SFAS because that is the level at which the CODM reviews performance and allocates resources; and

•
Only the three Divisional Presidents meet the definition of “segment manager” as per paragraph  14 of SFAS because of the significant authority and accountability given to them as well as they are the only ones in an operating segment to have regular contact with the CODM.

A detailed analysis supporting each of the above conclusions is provided below:

1.           “Management approach” (paragraph 4 of SFAS 131)

Paragraph 4 of SFAS 131 provides that the “management approach” should be used in determining the operating segments of a business enterprise.  It also states that “the management approach is based on the way that management organizes the segments within the enterprise for making operating decisions and assessing performance.  Consequently, the segments are evident from the structure of the enterprise’s internal organization.”

The Company believes that it is evident from the structure of its internal organization and the way in which it operates its businesses that the Company has only three operating segments.

At the head of Corus’ management structure is the Company’s Chief Executive Officer, John Cassaday.  His direct reports include those with operational profit and loss responsibility and those with certain corporate functions responsibility.  Refer to Exhibit V as previously submitted with our May 8, 2009 correspondence for an organizational chart depicting this structure.  Those with operational profit and loss responsibility are the Presidents of the Television, Radio and Content operating divisions (the “Divisional Presidents”).

The CEO manages the business of the Company through his interactions with the Management Committee which in addition to the CEO consists of the Divisional Presidents, the Chief Financial Officer and other key senior executives.  All members of the Management Committee report directly or indirectly to the CEO.  The Management Committee meets at least on a quarterly basis.

Paragraph 12 of Statement 131 defines the chief operating decision maker (“CODM”) as a function whose purpose is to allocate resources and assess the performance of the segments of an enterprise.  Although the Management Committee has decision making authority, the CEO has the ability to override decisions of the Management Committee and essentially controls the Management Committee.  Thus we have concluded that the CODM of the Company is the CEO.

The CODM focuses primarily on the objectives, goals, operations and financial results of each of the Radio, Television and Content segments.  In addition, he leads company-wide initiatives including reinforcing the Company’s core values, investor relations, corporate governance and compliance.  In broad terms, Mr. Cassaday has stated that the essence of his approach to the role of CEO is captured in the philosophy of A.G. Lafley, chairman and chief executive officer of Proctor & Gamble, that the CEO has essentially four tasks: defining which external stakeholders matter the most and what results are most meaningful; deciding what business you are in; balancing the present and the future; and shaping values and standards.  As this approach has a high level of external focus, Mr. Cassaday believes that this approach requires strong senior operational management with a high level of authority and autonomy.  Exhibit VI as previously submitted with our May 8, 2009 correspondence expands on this approach in the context of Corus.

Mr. Cassaday’s view of Corus as a company is captured in his comments in our first quarter 2009 analyst call, where he remarked that “we have a strong and diversified portfolio of assets that we believe will allow us to continue to drive positive growth overall.”  Mr. Cassaday views the Radio, Television and Content segments as separate and discrete portfolios of assets, and he considers the aggregate results of these portfolios when assessing performance, rather than the results of individual assets within the portfolios.  In this regard, Exhibit VII submitted with our May 8, 2009 correspondence provides a transcript of comments made recently to a parliamentary committee of the Government of Canada that express this concept.

In essence, the CODM’s management approach is as follows:

•
Because the Divisional Presidents report directly to the CODM, the CODM has regular communication individually with each of the Divisional Presidents to discuss plans, forecasts, operating activities and financial results of their respective segments.  Each Divisional President is accountable for the overall financial results of his segment rather than the performance of any one individual business in the segment.  The CODM does not meet regularly with the managers of any of the businesses or regions (“business unit managers”) comprising the Company’s operating segments. Generally, the CODM meets with these business unit managers only at annual management forums or during site visits;

•
The CODM approves the annual operating budgets and financial targets for each segment (which determine the variable compensation components for the Divisional Presidents and others in the segments).  Each Divisional President is substantially tied to their total segment results, without reference to any lower levels within their segments (this point is discussed in further detail in section 3 below);

•
The CODM allocates resources to (primarily through the annual budgeting process) and evaluates the performance of the Company’s business only at the segment level.  Authority is granted to each Divisional President to allocate resources to businesses within their segment as long as the overall segment budget is maintained (this point is discussed in further detail in section 3 below).

Paragraph 60 of SFAS131 provides that one of the advantages of the segment reporting structure of SFAS 131 is that it provides investors with an “ability to see an enterprise ‘through the eyes of management’”.  As discussed above, the CODM operates and manages the Company by dividing its business activities into three divisions (which for financial reporting purposes are the same as the three operating segments - Radio, TV and Content).  Presenting the Company’s business through different or additional operating segments would not reflect the manner in which the CODM runs the Company or have the advantage of allowing investors to evaluate the Company’s performance through the eyes of management.

Because of the Company’s internal organizational structure described above, it is evident that the Company has three operating segments consistent with the three operating divisions - Radio, TV, and Content.

2.           Objective and Basic Principles of SFAS 131 (paragraph 3 of SFAS 131)

Paragraph 3 of SFAS 131 provides that the objective of SFAS 131 is to provide information about the different types of business activities in which an enterprise engages and the different economic environments in which it operates to help users of financial statements: (a) better understand the enterprise’s performance, (b) better assess its prospects for future net cash flows, and (c) make more informed decisions about the enterprise as a whole.

The existing three operating segments (representing the Radio, TV and Content divisions) allow investors to best understand the Company’s performance.  The Company’s business activities are managed to maximize performance and operating profitability at the segment (or divisional) level as opposed to any lower level (such as business or regions within the segment).  At the direction of Divisional Presidents, resources are shared between the individual businesses and regions of each segment.

The operations of each individual business unit within the segment are integrated in a way that allows them to leverage segment-wide resources and capabilities to create competitive advantages.

•
The Television service is a national cable service that operates from Toronto rather than a network with affiliated stations.  The segment operations include shared centralized facilities/functions (i.e. broadcast facilities, traffic (i.e. revenue processing and inventory management), on-air promotions, finance, etc.) and shared programming, cross-promotion and cross-selling between brands. The centralization of Television functions is evident in the organization chart of the Television Division (refer to Exhibit V submitted with our May 8, 2009 response).  The Divisional President views his direct reports (“Department Heads”) as functionally aligned rather than brand aligned.  Department Heads have responsibility to manage their department budgets and are compensated on a variety of measures which align with their department function and the overall television budget. Operating results by brand are not regularly presented to the CODM.

•
In the case of the Radio segment, the activities of individual businesses comprising this segment (i.e. the various radio stations in local markets referred to as “clusters”) are very similar with the main differences being attributable to the geographic region in which the businesses operate. Each radio cluster is headed up by a General Manager who reports directly to the Divisional President.  Radio clusters operate independently but benefit from segment-wide initiatives driven by the Divisional President including sales training, sales initiatives, programming initiatives, centralized traffic / billing system and finance.  A General Manager exists at each radio cluster with responsibility to manage an operating budget for only his/her radio cluster and is compensated based on financial targets of that radio cluster.  The General Manager has no authority for allocation of resources beyond its radio cluster.  Each radio cluster General Manager reports directly to the Divisional President (i.e. Radio President).  The Radio segment is not organized or managed at a West, Ontario, Quebec level - there are no managers with responsibility or accountability for these geographic regions.  (Refer to Exhibit V submitted with our May 8, 2009 response for an organization chart of the Radio Division in fiscal 2008). Cluster operating results are not regularly presented to the CODM.

•
In the case of the Content segment, the segment primarily consists of the entity Nelvana Enterprises Ltd. which develops, produces and distributes animated content. There are no other individual business units within this segment.

As a result of this resource allocation system and the goal of maximizing overall operating segment performance mentioned above, the financial performance of any one business or region in a segment may be sacrificed to improve the results of another within the segment.  The Divisional President has full authority to change the budget and bonus targets of an individual business unit in his segment or reallocate resources and capabilities among the business units.  A Divisional President does not have authority to allocate resources beyond his segment.  Refer to section 3 below for further discussion.

Finally, because the Company’s existing operating segments reflect the manner in which the CODM makes operating decisions and assesses performance, the Company does not provide any quantitative financial information to shareholders, prospective investors or industry analysts below the operating segment level. On an annual basis, financial guidance is provided but is based on consolidated segment profit and free cash flow.  As part of the Company’s filings of periodic reports, the financial statements and MD&A provide quantitative financial information only on an operating segment level.  The Company does however discuss in its periodic reports different operating income statement trends (such as different revenue growth trends) among the businesses and regions comprising its operating segments. This type of information is provided in response to the requirement of Item 303(a) of Regulation S-K that a registrant disclose information regarding its operating segments and their subdivisions in the MD&A if “in the registrant’s judgment a discussion of segment information or of other subdivisions of the registrant’s business would be appropriate to an understanding of such business...”   Thus the Company reports different business or market trends, when significant, in order to comply with both the requirement and spirit of Item 303(a) of Regulation S-K.

3.           Definition of Operating Segment (paragraph 10 of SFAS 131)

Paragraph 10 of SFAS 131 defines an “operating segment” as a component of a business enterprise: (a) that engages in business activities from which it may earn revenues and incur expenses..., (b) whose operating results are regularly reviewed by the enterprises’ chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and (c) for which discrete financial information is available.

As the Company has numerous components that meet the criteria of paragraph 10[a] and 10[c], we have focused our analysis on the criteria of paragraph 10[b].  In relation to paragraph 10[c], while we acknowledge that there are numerous “components for which discrete financial information is available” we observe that in most instances such discrete financial information is not regularly made available and reviewed by the Chief Operating Decision Maker.

In the context of the criteria of Paragraph 10[b], Corus understands that if the CODM receives operating unit information at a level below that of a segment, it may be presumed that this information is used in the assessment of performance and allocation of resources.  The following list represents the reports that are regularly reviewed by the CODM:

•	Consolidated and segmented projection meeting package

•	Radio weekly sales report by radio cluster (i.e. city)

•	Television weekly sales report by brand

The Radio and Television weekly sales reports do not contain a profit measure.  As a result, these reports do not provide enough information to the CODM to assess performance or make resource allocation decisions and therefore do not factor into the determination of operating segments.

The projection meeting packages do contain discussions of segment profit.  Exhibit VIII submitted with our May 8, 2009 correspondence contains a discussion of the format and purpose of the projection meetings.  These packages focus on operating results for each of TV, Radio and Content in total.  In addition to disaggregation of revenues by major revenue streams (i.e. national and local advertising revenues, subscriber revenues and new media revenues), these packages also provide a measure of operating results at a level below the operating segments.  Specifically, in 2008 Radio results are disaggregated into West, Ontario and Quebec, and Television results are disaggregated into Kids, Lifestyle and Other.  This disaggregation of segmented results was actually a construct by the Corporate Finance group (in particular, the Corporate Controller) as supplemental information and was not at the request of the CODM.

The reports mentioned above are used by the CODM to understand the consolidated results, particularly to assist him in (a) assessing market trends and other general business or economic conditions which are then discussed with analysts in public settings, (b) his review of the MD&A section of the Company’s periodic reports filed under the Securities Exchange Act of 1934 and (c) in making his certifications regarding the Company financial statements, internal controls and disclosure controls and procedures as required by the Securities Exchange Act of 1934. The disaggregation of financial data within the reports is not indicative of how the particular businesses are managed, and are definitely not indicative of how the CODM makes resource allocation decisions.  See Exhibit X submitted with our May 8, 2009 correspondence for a description of the operating segments from the Company’s Annual Information Form filed during fiscal 2008.

The Company has concluded that the Company’s operating segments are Television, Radio and Content and the disaggregated information below this level do not constitute operating segments because the financial information relating to each business is not used by the CODM to make decisions about the resources allocated to such business or evaluate its performance.  Resource allocation and evaluation of performance are based on the following factors:

•	The manner in which financial performance targets are set;

•	The manner in which compensation targets are set; and

•	The authority and autonomy of the Divisional Presidents.

Financial Performance Targets

Financial performance targets are communicated by the CODM to the Divisional Presidents at the segment level and not at any level below the segment level.  For example, in the annual budgeting process the CODM will determine the consolidated performance goals for the upcoming year, and then communicate the performance required from each segment (Radio, Television, and Content) in order for the consolidated Company to achieve those performance goals.  This will generally be communicated to the Divisional Presidents in terms of a single segment profit percentage growth expectation relative to their forecasted segment profit for the current year.  The Divisional Presidents then meet with their direct reports and others in their segment to develop budgets at the business unit level.  The CODM is not involved in setting budget targets or allocating resources below the segment level.

After various presentations by, and discussions with the three Divisional Presidents and other executive officers (like the CFO), the CODM sets the budget targets for the individual operating segments.  The final approval of the annual budget is granted by the Board of Directors.  The Board of Directors approves the Company-wide budget and during this process, is only provided with financial information at the operating segment level.

Once Board approval is received, the CODM communicates the segment financial performance targets to the Divisional Presidents.  The CODM does not communicate performance expectations at any level lower than the Radio, Television and Content operating segment totals.  It is essentially up to the Divisional President and their segment management teams to determine the strategic and operational priorities that will allow them to meet the segment expectations established by the CODM.

Compensation Targets

The manner in which compensation targets are set is consistent with the manner in which financial performance targets are set.  The annual cash compensation target for the CODM is independent of a measure of operating segment results.  He is compensated based on consolidated earnings per share and free cash flows, and so is indifferent to the mix of segment profits.  The Divisional Presidents’ compensation is substantially tied to their total segment results, without reference to any lower levels within their segments.  Their cash compensation includes salary and short term bonus compensation.  This bonus compensation is 80% based on divisional performance and 20% based on consolidated free cash flows.  They also receive long term equity based compensation.  The portion of their bonus compensation tied to consolidated free cash flows and their equity based compensation encourages segment behavior that is aligned with corporate goals.  However, the substantial majority of their cash compensation is based on total segment performance and is consistent with the scope of responsibility, authority and autonomy given to them to manage their respective segments.

Authority and Autonomy of the Divisional Presidents

The Divisional Presidents are among the highest compensated executives in the Company because of the significant scope of responsibility, authority and autonomy given to them to manage their respective segments (refer to Exhibit IX submitted with our May 8, 2009 correspondence for executive compensation table from the Company’s 2008 circular).

The Divisional Presidents enjoy considerable authority and autonomy to manage their segments without fetter.  This is embedded in the Corus Authorization Policy (refer to Exhibit I for an excerpt of the Authorization Policy outlining the various authorization levels).  The financial constraints imposed by the policy are at a high enough level to allow the Divisional Presidents to operate their segments on a day-to-day basis without input or approvals from the CODM.  The intent of the policy is to allow the segments to operate within their business plans without further approvals required from the CEO.  Exhibit I clearly shows that Divisional Presidents have the authority to approve expenditures within the overall segment budget and can allocate resources between individual businesses as long as it is within the overall segment budget.  Approval from the CEO is not required as long as the annual segment budget is maintained.  As well, a Divisional President does not have authority to allocate resources beyond his segment.  Recent examples include the process of approving Television and Radio 2009 divisional budgets.

Consistent with this level of responsibility, authority and autonomy, the Divisional Presidents each have senior management teams which meet regularly to review operational performance, discuss strategy, etc.  The CODM is not part of this process.  The Divisional Presidents have exercised their authority in the creation of the management structures that exist below them in their organization charts (refer to Exhibit V submitted with our May 8, 2009 correspondence for organization charts of the Radio, Television and Content segments in fiscal 2008). Of particular note is that each operating segment has a finance team reporting to the Divisional President.  These teams are headed up by a VP of finance and include divisional controllers and planners.  The segment finance teams are important resources for the Divisional Presidents in assisting them to assess performance and allocate resources within their segments.  On an ongoing basis the Divisional Presidents are present on quarterly analyst calls to answer questions related to their segments from the analyst community; press releases related to segment initiatives come from the segments; the Divisional Presidents present their outlook and priorities for the upcoming year at our annual September Investor Day; and annual succession planning exercises for senior management within the operating segments are undertaken within the segments.   Examples of recent initiatives developed by the segments that were not mandated by the CODM which evidence the Divisional Presidents’ have, and regularly exercise their, authority and autonomy to manage their respective segments include (refer to Exhibit VI submitted with our May 8, 2009 correspondence for copes of press releases):

•	Radio station formats are the responsibility of Radio management (i.e. launch of iNews880 in Edmonton);

•	Important negotiations with cable companies for carriage of our Television services are the responsibility of Television management (i.e. launch of CosmoTV on Rogers Cable);

•
Developing new avenues and opportunities for exploiting the value in our Content animated television series library is the responsibility of Content management.  Content management developed the initiatives that led to important strategic investments in the qubo and Kidsco international channel launches and content distribution across new platforms (i.e. Nelvana Enterprises signs international video-on-demand deal for Backyardigans series).

To the extent that the financial information received by the CODM relating to individual businesses or regions within an operating segment creates a presumption that the CODM is using this information for making resource allocation decisions and assessing performance, the Company believes that the actual facts as stated above (i.e. the annual budget process, the setting of financial performance and compensation targets and the authority and autonomy of Divisional Presidents) clearly support the conclusion that resources are allocated and performance is evaluated by the CODM at the operating segment level and not at a lower level.

4.           Segment Managers (paragraph 14 of SFAS 131)

Paragraph 14 of SFAS 131 provides that a segment manager “is directly accountable to and maintains regular contact with the CODM to discuss operating activities, financial results, forecasts or plans for the segment”. Paragraph 14 of SFAS 131 also states that “if the characteristics in paragraph 10 [of SFAS] apply to more than one set of components of an organization but there is only one set for which segment managers are responsible, that set of components constitutes the operating segments”.

As described above, each of the Company’s Divisional Presidents (1) meet regularly with the CODM to discuss operating activities, financial results, forecasts or plans for the segment; and, (2) is evaluated only on the basis of the overall performance of his entire operating segment.

The CODM does not meet regularly with the managers of any of the businesses or regions (“business unit managers”) comprising the Company’s operating segments. Generally, the CODM meets with these business unit managers only at annual management forums or during site visits.

Individual business unit managers in the segments meet on a regular basis with their Divisional President. Operating and strategic decisions with respect to each individual business unit are made at regularly scheduled meetings at the segment level.  The CODM does not attend these meetings.  For example, regularly scheduled projection meetings are held at the Corporate level and are attended by the CODM, CFO, Divisional Presidents and Divisional VPs of Finance.  But in preparation for these projection meetings at the Corporate level, a series of meetings are held at the segment level between the Divisional President, Divisional VP of Finance and business unit managers.  As discussed above in section 3, a similar process occurs when preparing for the annual operating plans and budgets.

It is evident based on these facts that the Divisional Presidents are clearly the Segment Managers and therefore the Radio, TV and Content divisions constitute the only operating segments of the Company.

In conclusion, subsequent to having reanalyzed the guidance of SFAS 131, we believe that Corus’ operating segments for fiscal 2008 are the Radio, TV and Content divisions because that is the level at which the CODM reviews performance and allocates resources, and because of the significant authority and accountability given to the Divisional Presidents.  We also believe that these three operating segments are consistent with the Company’s internal organization and management approach and therefore follow the objectives and basic principles of SFAS 131.

In addition, through our research of SEC correspondence filed on EDGAR, we respectfully reference as precedent cases, the SEC responses filed by H.B. Fuller Company and Clear Channel Communications, Inc. filed during 2007.  While we recognize that each set of fact patterns may not be identical, these situations appear to have similar fact patterns to that of Corus.  We trust that our response has addressed your comments.  We would be pleased to discuss these matters further with you or provide you with further information.

Yours sincerely,

Thomas C. Peddie, FCA
Senior Vice-President and Chief Financial Officer

cc:           Ronald Rogers, Audit Committee Chair
John M. Cassaday, President and Chief Executive Officer
Gary Maavara, Vice President and General Counsel
Disclosure Committee
Ernst & Young LLP
Shearman & Sterling LLP

APPENDIX A

List of exhibits

I	Excerpt from Authorization Policy dated July 2007

EXHIBIT I

Excerpt from Authorization Policy dated July 2007

6.           AUTHORIZATION LEVELS - SUMMARY

Appendix A outlines, in detail by operating division, the authorization levels for specific transactions.  In Appendix A, “commitment” means a written commitment which is binding for external purposes, including purchase orders/requisitions issued to suppliers and short-form contracts (such as term sheets, memoranda of understanding, and letters of intent), and “contracts” mean long-form contracts that replace commitments.  A summary of the authorization parameters is provided below:

Item	Authorized Individuals
Strategic Plan Annual Operating and Capital Budgets Annual Cash Flow	Board of Directors
Broadcast sales orders (Radio/TV)	TV Network/Radio Station Sales Managers
Sales advices (Nelvana)	Senior VP, Sales
Annual programming/film investment cash budgets	CEO or CFO
Programming/Film Investments/Capital Assets •Within annual cash budget •Exceeds annual cash budget but within overall divisional cash budget •Exceeds divisional cash budget	Department Head/GM President & VP Finance CEO or CFO
Operating Expenses
•< = $100,000 and within station/network budget
•> $100,000 but within station/network budget
•Exceeds station/network budget but within overall divisional budget
•Exceeds divisional budget

Department head GM President & VP Finance CEO or CFO
Other miscellaneous contracts (i.e. leases, contractors) - excludes employment contracts covered by HR policies
•< = $25,000/year and  <=36 months
•< = 36 months but between $25k and $100K per year
•>36 months or > $100K per year

Dept Head/GM President & VP Finance CEO or CFO